Exhibit 11.1

Insider Trading Policy

Date: May 16, 2019

This document (the “Policy”) sets out the good practice guidelines of Inventiva SA (the “Company”) with respect to trading in its securities by the members of its Board of Directors and its senior managers (together, the “Company Officers”).  It also applies to trading in its securities by employees who, by virtue of their functions, have permanent or occasional access to inside information concerning the Company (“Employees With Inside Information”).

All directors, officers, employees, representatives and consultants of Inventiva must therefore familiarize themselves and comply with this Policy. Please report all questions or concerns regarding this policy to Inventiva’s Compliance Officer, or if a Compliance Officer has not been appointed, to Inventiva’s General Counsel.  Non-compliance with the rules set out in this Policy and, in general, with the applicable regulations, may cause serious harm to the Company and put the Company and/or the persons concerned, at risk of civil, criminal or administrative sanctions which are described in this Policy.

I- Legal framework

As the Company shares are traded on Euronext Paris, certain provisions of French criminal law, the General Regulation of the French stock market authorities (the “AMF”) and of European Regulation (EU) No 596/2014 (the “Market Abuse Regulation” or “MAR”) -together (the “Stock Market Rules”), in particular those relating to insider trading, are applicable to the Company. These provisions state that a person who is a Company Officer or an Employee With Inside Information must not:

➢	carry out or allow to be carried out, directly or through intermediaries, one or more trades in the Company’s shares, bonds or other financial instruments or derivatives (together, “Shares”) while he/she has Inside Information at his/her disposal; or

➢	communicate Inside Information to any other person, particularly under circumstances that would be likely to allow this person to carry out one or more trades in the Company’s Shares.

Inside Information is information that:

➢	has not been made public;
➢	relates directly or indirectly to the Company or one or more of its Shares;
➢	is precise, meaning that it indicates a specific set of circumstances or an event that has occurred or is likely to occur and from which it is possible to draw a conclusion about the possible effect on the price of the Company’s Shares;
➢	if made public, would likely have a significant effect on the prices of Shares. This means that a reasonable investor might use such information to decide whether to buy or sell the Company’s Shares.

For example, Insider Information could be information relating to the Company’s financial results, the issuance by the Company of new securities, external growth transactions or significant disposals, significant changes to the financial situation or operating income, the signing of new material contracts, the launch of new products or services, a change in dividend distribution policy, results of clinical studies, etc.  Information, whether positive or negative, may be significant if it is likely to have an effect on the rise or fall of the price of Company’s shares or could influence an investor’s decision to buy or sell Company’s shares.

As it can be difficult to determine whether information is precise, in case of doubt please seek appropriate advice from the Compliance Officer.

II– Insider trading policy of Inventiva SA

The Company has adopted this Policy relating to trading in its securities in order to ensure that all Company directors, officers, employees, representatives and consultants conform to applicable regulations on insider trading. In addition to this Policy, you are responsible for complying with all the legal and statutory provisions that are applicable to you as part of your, including the stock exchange regulations applicable to insider trading briefly summarized in this Policy.

1– Trading in Company securities

The carrying out of one or more transactions on the basis of Inside Information is forbidden at all times.  You must not:

-	Trade in Company Shares (including the sale of Shares through the exercise of options or other rights to buy or subscribe to Shares) while in possession of Inside Information relating to the Company or any other entity, including Company competitors, suppliers, customers or persons with whom the Company has business relations;

-	disclose Inside Information to any other person outside the normal scope of your duties or employment or for purposes other than those that for which you received such Inside Information;
-	recommend to, or ask, a third party to buy or sell Company securities – whether on your behalf or not.

If you are unclear as to whether or not the information is Inside Information, please contact the Company’s Compliance Officer.

You may only trade in the Company Shares once the relevant Inside Information has been made public.

Black-Out Periods. Even if you do not hold any Inside Information, Corporate Officers and Employees With Inside Information may not trade in Company Shares during the following “black-out” periods (“Black-Out Periods”):

-	from the fifteenth calendar day prior to the date of publication of the quarterly financial information (set for each financial year in the schedule of publications available on the Company’s website) until after such publication;

-	from the thirtieth calendar day prior to the date of publication of the annual and interim consolidated financial statements (set for each financial year in the schedule of publications available on the Company’s website) until after such publication.

Outside such Black-out Periods, you may still not trade in securities if you are in possession of

Inside Information.

Trading in securities of other companies. You may also not purchase or sell securities (or forward transaction) of another company if you have Inside Information, if such purchase or sale is based on Inside Information acquired in the context of your duties.  For example, any purchase or sale of the securities of a company that the Company is planning to acquire is strictly forbidden for a period expiring ten trading days following the public announcement of the acquisition.

2– Notification of transactions by Managers

Under the Stock Market Rules, Persons Discharging Managerial Responsibilities (PDMR) and all “persons closely associated with them”, are required to notify the Company and the AMF, within three working days, of any trades they make in Shares of the Company if such trades exceed EUR 20,000 in a calendar year.

The Company is required to draw up a list of all PDMRs and such “persons closely associated with them”.

Who is concerned by this obligation

The following persons are concerned by this obligation:

-	any person who is a PDMR, meaning a member of the Board of Directors of the Company or a senior executive or manager who has access to Inside Information or has the power to make managerial decisions affecting the future development and business prospects of the Company;
-	any person who is “closely associated” to a PDMR, namely a family member or relative of the PDMR or a company, trust or partnership, which is managed by, directly or indirectly controlled by, or set up for the benefit of a PDMR or by a person closely associated with a PDMR or whose economic interests are substantially equivalent to those of a PDMR or person closely associated with a PDMR.

Transactions concerned

All transactions involving the purchase, sale, subscription or exchange of the Company’s Shares, including warrants (BSA), founder warrants (BSPCE), stock options, etc.

If you are unclear as to whether or not a transaction is required to be disclosed, please contact the Company’s Compliance Officer.

Reporting obligations of PDMRs

The notification made by PDMRs (or by the institution holding their Shares, on their behalf) must specify:

-	the name and position of the person who has carried out the transaction (in the case of a person connected to a PDMR, the identity of this person stating: “a person related to…” followed by the name and position of the PDMR);
-	the name of the Company;
-	the description of the Shares concerned;
-	the type of trade (for example, purchase or sale; it should be stated in particular whether these transactions result from the exercise of share subscription or purchase options and where applicable, in what proportions);

-	the date and place of the trade;
-	the price and amount of the trade.

The form of notification must be sent to the AMF, within three working days of the transaction, exclusively via an Extranet called “ONDE”

(https://onde.amf-france.org/RemiseInformationEmetteur/Client/PTRemiseInformationEmetteur.aspx)

A copy of such notification must be sent to the Company’s Compliance Officer.

In addition, the Company will include a list of the transactions completed by its PDMRs (including closely associated persons) in its rapport de gestion.

Registration

If you are a PDMR, you and any related persons must hold Company Shares in registered form.  In general, the Company recommends that you hold all Company Shares in registered form.

3– Insider List

In accordance with the Stock Market Rules, the Company must prepare and update a list of the persons working for the Company who have access to Inside Information as well as third parties acting in the name or on behalf of such persons if they access to this information within the scope of their professional relations with the Company (the “Insider List”). The Insider List is provided by the Company to the AMF when the AMF so requests.

The Insider List specifies, in particular:

-	the name or corporate name of each person or entity concerned,
-	the reason they are on the list,
-	the date on which the person first had access to the inside information
-	the date when the list was created and updated, and
-	the date on which a person no longer has access to inside information.

The Company will update the Insider List in the event of any change in the reason why someone is mentioned on the list as well as any new addition to or removal of a person from the list and indicate the date on which such person ceases to have access to Inside Information, if applicable. It is kept for at least five years after it has been prepared or updated.

The Company will inform you if you are mentioned on the Insider List, and provide you with a copy of this Policy, describing the rules applying to the holding, disclosure and use of Inside Information and the sanctions that may be incurred in the event of any breach of these rules.

Every person notified of their inclusion on the Insider List must acknowledge in writing that they understand their regulatory and legal duties entailed with being on the list.

4- Confidentiality

You may not, in any circumstances, provide Inside Information to anyone who is not authorized by the Company, even to family members.  Unauthorized disclosure of Inside Information is punishable under the Stock Market Rules as described below and may also have a negative impact on the Company.

All communications to the financial community, including to the press, must be made through the Company’s authorized representatives or have been authorized in advance by the Chief Executive Officer of the Company (cf the Disclosure Policy).

5- Trading in securities by family members and other persons outside the Company

In the event of disclosure of Inside Information outside the Company, you must take every step necessary to ensure that the persons to whom you have passed on the information (which must in any case only be in compliance with the Disclosure Policy) do not carry out any transactions in the Company’s Shares. You must also ensure that close family members, particularly spouses, children, or any other person living with you, do not carry out transactions in the Company Shares during the Black-Out Periods.

6- Sanctions

Breaches of this Policy may have serious consequences for the Company, and you, as well as the Company, may be held liable for such breaches.  The Company considers that any such breach is a serious offence and will initiate any legal proceedings that it may consider appropriate.

Some examples of the sanctions which may be imposed are the following:

-	Article L.465-1 of the French Monetary and Financial Policy provides for the following criminal sanctions:

●	corporate officers and any person holding Inside Information in the scope of their profession or duties, who carry out one or more transactions or permit such transactions to be carried out before the public becomes aware of such Inside Information may be subject to up to five years’ imprisonment and a fine of up to €100,000,000 or ten times the amount of the profit made (subject to a minimum equal to the amount of such profit made);

●	any person holding Inside Information in the scope of their profession or duties, who discloses such Inside Information to a third party outside the normal scope of their profession or duties may be punished by five years’ imprisonment and a fine of up to €100,000,000;

●	any person who knowingly holds Inside information, and who carries out one or more transactions or permits them to be carried out or discloses such information to a third party, may be punished by five year’s imprisonment and a fine of up to €100,000,000 or ten times the amount of the profit made (subject to a minimum equal to the amount of the profit made).

-	The French stock market authority (AMF) may impose fines of up to €100,000,000 or ten times the amount of any profit made (article L. 621-15-III of the Monetary and Financial Policy)

SCHEDULE 1 – ACCEPTANCE FORM

ACCEPTANCE

I accept and confirm that I have received and read the Insider Trading Policy adopted by Inventiva in relation to the trading in its securities and compliance with stock exchange regulations on insider trading. I understand the content of this Insider Trading Policy and undertake to comply with it in its entirety.

Name:	First name:

Date:

Signature: